June 4, 2013

Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	HD Supply Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 17, 2013
File No. 333-187872

Dear Ms. Ransom:

This letter sets forth the responses of HD Supply Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated May 31, 2013, relating to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-187872), filed on May 17, 2013 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on May 17, 2013.

Prospectus Cover Page

1.             Please list only the lead or managing underwriters. Please refer to Item 501(b)(8)(i) of Regulation S-K.

The Registrant acknowledges the Staff’s comment, and supplementally advises the Staff that the prospectus cover page lists only managing underwriters.  To clarify this, the Registrant has removed the word “Co-managers.”  The Registrant respectfully submits that while it is customary to limit the number of underwriters that act as representatives of the underwriters solely for purposes of taking certain actions in connection with the underwriting agreement, each of the underwriters listed on the prospectus cover page is a “lead or managing underwriter” for purposes of the rules and regulations of the Commission.  Under Rule 12b-2 promulgated under the Exchange Act, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.”  “Lead or managing underwriters” perform responsibilities in connection with the offering, including, among other things, due diligence, active participation in drafting the prospectus and the registration statement, responding to the Staff’s comments thereon, negotiating the terms of the underwriting agreement, analyzing and discussing with the registrant the valuation of the registrant for purposes of determining the initial offering price range to be included in the preliminary prospectus and marketing the offering to potential accounts.  Each of the firms listed on the cover page of the prospectus has performed one or more of these functions.  Likewise, as compensation for performing these responsibilities, each of these managing underwriters will participate in the management fee.  The Registrant respectfully submits that each of the firms listed on the cover page of the Prospectus is a “lead or managing underwriter” for the offering in accordance with Item 501(b)(8) of Regulation S-K.  The Registrant and counsel to the underwriters are available to discuss the participation of each of these firms in the offering with the Staff at its convenience.

Summary Consolidated Financial and Operating Data, page 15

2.             We reviewed your response to comment 19 in our letter dated May 10, 2013. Please revise note (10) to the table to show how you calculated each pro forma as adjusted amount, once the pro forma as adjusted amounts are known. Please also tell us your consideration of providing a full set of pro forma financial statements pursuant to Rule 11-01(a)(8) and prepared in accordance with the form and content requirements in Rule 11-02(b) of Regulation S-X. Given the scope of transactions reflected in the pro forma and pro forma as adjusted data, a full set of pro forma financial statements would better assist investors in analyzing your future prospects.

In response to the Staff’s comment, the Registrant has revised former Note 10 (now Note 11) and added Note 12 to the table to explain the calculation of pro forma as adjusted interest expense, pro forma as adjusted net income and pro forma as adjusted Adjusted net income.  The Registrant has considered the Staff’s suggestion that it include a full set of pro forma financial statements pursuant to Rule 11-01(a)(8) of Regulation S-X.  The Registrant respectfully submits that it does not believe that a full set of pro forma financial statements would better assist investors in analyzing its historical financial information or its future prospects.  Importantly, the Registrant notes that the only meaningful pro forma adjustments that would be made as a result of the refinancing transactions referred to in Note 9 to the Registrant’s Summary Consolidated Financial and Operating Data table and the initial public offering of its common stock would be the corresponding identified reduction in interest expense, elimination of loss on extinguishment of debt and reduction in outstanding indebtedness.  Consequently, the Registrant believes that if it were to present a full set of pro forma financial statements, the only material adjustments the pro forma income statements would illustrate are the reduction in interest expense that are already reflected in the Summary Consolidated Financial and Operating Data and the elimination of loss on extinguishment of debt and the only material adjustment the pro forma balance sheet would illustrate is the reduction in indebtedness as a result of the application of the IPO proceeds.  The footnotes to the pro forma financial statements would include no further material detail than is currently provided.  The Registrant also believes this is different from other situations in which full pro forma financial statements are typically provided.  In these situations the adjustments are frequently made to multiple line items. Also, as noted in the response to comment 3 below, because of the 100% valuation allowance on its $1.82 billion ($636 million on a tax-effected basis) of U.S. federal tax net operating loss carryforwards as of February 3, 2013, the Registrant believes that the tax impact of the identified transactions would not be meaningful on a pro forma basis and, accordingly, the Registrant has not made adjustments to the pro forma presentation to reflect these amounts.  In addition, the Registrant does not believe that the impact of the fees payable to the Equity Sponsors (which are disclosed) in connection with the IPO are material in the context of the pro forma presentation.

3.             Please disclose your consideration of the income tax impacts of the various adjustments to arrive at the pro forma and pro forma as adjusted financial information.

As noted in the response to Comment 2 above, the Registrant respectfully submits that because of the 100% valuation allowance on its $1.82 billion ($636 million on a tax-effected basis) U.S. federal tax net operating loss carryforwards as of February 3, 2013, the tax impact of the identified transactions would not be meaningful on a pro forma basis and, accordingly, the Registrant has not made adjustments to the pro forma presentation to reflect these amounts.

4.             Please disclose pro forma net income (loss) alongside your presentation of pro forma Adjusted net income (loss). Disclose how pro forma net income (loss) is computed and also provide a reconciliation of pro forma net income (loss) to pro forma Adjusted net income (loss).

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

5.             Please disclose pro forma as adjusted net income (loss) alongside your presentation of pro forma as adjusted Adjusted net income (loss). Disclose how pro forma as adjusted net income (loss) is computed and also provide a reconciliation of pro forma as adjusted net income (loss) to pro forma as adjusted Adjusted net income (loss).

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Use of Proceeds, page 47

6.             We reviewed your response to comment 26 in our letter dated May 10, 2013. To the extent the transaction and termination fees will require cash payment and are directly attributable to this offering, please disclose the nature and amount of these fees and expenses that will be paid with proceeds of this offering, together with available cash.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Notes to Consolidated Financial Statements, page F-7

Note 6 — Debt, page F-19

Guarantee, page F-26

7.             Please explain to us how the following release provision operates by providing an example. Please also explain how it is considered customary such that each subsidiary guarantee qualifies as full and unconditional as that term is used and interpreted in Rule 3-10 of Regulation S-X.

•                  HDS has the right, upon 30 days’ notice to the applicable trustee, to cause any Subsidiary Guarantor that has not guaranteed payment of any indebtedness of HDS or any Subsidiary Guarantor under all other indebtedness and is not a borrower under the ABL Facility to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect.

The Registrant respectfully submits that its wholly-owned subsidiary, HD Supply, Inc., responded to a substantially similar comment from the Staff in connection with HD Supply, Inc.’s Registration Statement on Form S-4 (File No. 333-185158).  The Staff’s comment letter was dated December 20, 2012 and HD Supply, Inc.’s response was dated January 2, 2013.  The Registrant notes that it is not the parent guarantor of any of the indebtedness described in the footnotes to its financial statements and it is not relying on the exceptions contained in Rule 3-10 of Regulation S-X.  In contrast, the Registrant’s wholly-owned subsidiary HD Supply, Inc. is the parent issuer of the indebtedness described in the footnotes to the Registrant’s financial statements and it and its subsidiary guarantors are relying on the exceptions contained in Rule 3-10 of Regulation S-X.  As stated in its response letter to the Staff, dated January 2, 2013, HD Supply, Inc. believes that the guarantee release provisions contained in the indentures governing its indebtedness are consistent with the customary release provisions contemplated in Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance.  In addition, to simplify the discourse in the Registrant’s audited financial statements, the Registrant has removed references to “the following customary circumstances” and instead refers to “the circumstances described below.”  Accordingly, the Registrant respectfully requests that the resolution of this comment not impact the timing of the Staff’s review of the Registration Statement.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Lilyanna L. Peyser
Lisa Kohl
Securities and Exchange Commission
Ricardo Nunez, Esq.
HD Supply Holdings, Inc.

Enclosures